Exhibit 99.1

news release

XSTRATA ACQUIRES 19.9% STAKE IN FALCONBRIDGE
Brascan Sells 73 Million Common Shares

TORONTO, August 15, 2005 — In separate press releases Brascan Corporation and Switzerland-based Xstrata plc today announced a private transaction whereby 73.1 million common shares of Falconbridge, or approximately 19.9% of the outstanding common shares, were sold by Brascan to Xstrata at a price of Cdn$28 per share.

With its ownership Xstrata has now become the largest single Falconbridge shareholder and Brascan, as it had previously indicated, has monetized the majority of its Falconbridge investment.

"Xstrata's significant investment in the company is yet another positive confirmation of the asset mix and growth potential that we have accumulated within Falconbridge," said Derek Pannell, the Company's Chief Executive Officer. "The on-going strength of the metal markets and our continuing solid operating and financial results are also very encouraging."

For more information:

Denis Couture
Vice-President, Investor Relations, Communications and Public Affairs
(416) 982-7020
denis.couture@falconbridge.com
www.falconbridge.com